Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Ironwood Pharmaceuticals, Inc. for the registration of Class A Common Stock, Preferred Stock, Warrants, Units, and Debt Securities and to the incorporation by reference therein of our report dated April 18, 2023 (except for Note 2.1, as to which date is September 11, 2023) with respect to the consolidated financial statements of VectivBio Holding AG, included in Ironwood Pharmaceuticals, Inc.’s Current Report on Form 8-K dated September 11, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AG

Basel, Switzerland
November 9, 2023